EXHIBIT 4.2

SECOND SUPPLEMENTAL INDENTURE

                        This “Second Supplemental Indenture”, dated as of November 5, 2003, between the Subsidiary of Buffets, Inc., a Minnesota corporation, (the “Company”), indicated as the New Guarantor on the signature pages hereto (the “Guarantor”) and U.S. Bank National Association, as trustee under the indenture referred to below (the “Trustee”).

W I T N E S S E T H

                        WHEREAS, the Company and the Subsidiary Guarantors who are parties to the indenture referred to below, have heretofore executed and delivered to the Trustee an indenture (the “Indenture”), dated as of June 28, 2002, providing for the issuance of up to an aggregate principal amount of $230,000,000 of 11 1/4 % Senior Subordinated Notes due 2010 (the “Notes”);

                        WHEREAS, Section 4.11 of the Indenture provides that under certain circumstances the Company is required to cause the Guarantor to execute and deliver to the Trustee a Guaranty Agreement pursuant to which the Guarantor shall become a Subsidiary Guarantor and fully and unconditionally Guarantee all of the Company’s Obligations with respect to the Notes on a senior subordinated basis; and

                        WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture.

                        NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Guarantor and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

                        1.        CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

                        2.        AGREEMENT TO GUARANTEE. The Guarantor hereby agrees, jointly and severally with all other Guarantors under the Indenture, to Guarantee the Company’s Obligations under the Notes on the terms and subject to the conditions set forth in Article 11 of the Indenture and to be bound by all other applicable provisions of the Indenture.

                        3.        NO RECOURSE AGAINST OTHERS. No past, present or future director, officer, employee, incorporator, shareholder or agent of the Guarantor, as such, shall have any liability for any obligations of the Company or any other Guarantor under the Notes, any Guarantees under the Indenture, the Indenture or this Supplemental Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver or release may not be effective to waive or release liabilities under the federal securities laws.

                        4.        NEW YORK LAW TO GOVERN. The internal law of the State of New York shall govern and be used to construe this Supplemental Indenture.

                        5.        COUNTERPARTS. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

                        6.        EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof.

                        IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.

New Guarantor:

TAHOE JOE'S INC.,
a Delaware corporation

By:	/s/ R. Michael Andrews Jr.

Name:	R. Michael Andrews, Jr.
Title:	Chief Financial Officer

Trustee:

U.S. BANK NATIONAL ASSOCIATION
as Trustee

By:	/s/ Richard H. Prokosch

Name:	Richard H. Prokosch
Title:	Vice President